UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A public held company

CNPJ/MF nº 60.643.228/0001-21

NIRE 35.300.022.807

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING

HELD ON SEPTEMBER 12, 2013

Date, time and place:  Held on September 12, 2013, at 3:00 p.m., by video conference, at the Company’s headquarters at Alameda Santos, no. 1357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice:  The call notice was waived, since all of the members of the Board of Directors were present.

Presence: All Board members were present: José Luciano Duarte Penido, Alexandre Gonçalves Silva, Alexandre Silva D’Ambrosio, Julio Cesar Maciel Ramundo, Eduardo Rath Fingerl, João Carvalho de Miranda, José Armando de Figueiredo Campos, Raul Calfat and Carlos Augusto Lira Aguiar.

Presiding Board:      José Luciano Duarte Penido — Chairman.

Claudia Elisete Rockenbach Leal — Secretary.

Agenda: (i) Discussion of the merger of Normus Empreendimentos e Participações Ltda. (“Normus”) into the Company in accordance with the Protocol and Justification of the Merger, dated as of September 12, 2013 (“Protocol and Justification”) celebrated between Fibria Celulose S.A., in the capacity of merging company, and Normus, in the capacity of merged company, accompanied by all relevant documents and submitted to the Board of Directors for ratification; (ii) call of an Extraordinary Shareholders’ General Meeting of the Company, for deliberation on the merger of Normus.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or exceptions, by the unanimous vote of the Directors:

(i)                                     Having examined the terms of the Protocol and Justification of the Merger of Normus into the Company, as well as the Appraisal Report of Normus’ Net Worth, based on its book value, prepared by PricewaterhouseCoopers Auditores Independentes (“PwC”), a company established in the City of São Paulo, State of

São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca, the members of the Board of Directors manifested themselves in favor of the merger of Normus into the Company, ratifying the terms and conditions established in the Protocol and Justification; and

(ii)                                  call of the Extraordinary Shareholders’ General Meeting of the Company to be held on September 30, 2013, at 2:00 p.m., for submission to the Company’s shareholders of the merger of Normus into the Company, ratifying all  terms and conditions established in the referred Protocol and Justification.

Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Presence: José Luciano Duarte Penido — Chairman of the Board of Directors and Chairman of the Meeting; Alexandre Gonçalves Silva, Alexandre Silva D’Ambrosio, Julio Cesar Maciel Ramundo, Eduardo Rath Fingerl, João Carvalho de Miranda, José Armando de Figueiredo Campos, Raul Calfat and Carlos Augusto Lira Aguiar; and Claudia Elisete Rockenbach Leal - Secretary.

São Paulo, September 12, 2013.

I certify that this is a true and complete copy of the original minutes currently filed at the headquarters of the Company.

José Luciano Duarte Penido

Chairman

Claudia Elisete Rockenbach Leal

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2013

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO